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                   GARTNER, INC. ANNOUNCES FINAL RESULTS OF
                       DUTCH AUCTION SELF-TENDER OFFER;
WILL ALSO REPURCHASE APPROXIMATELY 9.2 MILLION SHARES FROM SILVER LAKE PARTNERS

STAMFORD, Conn., August 10, 2004 - Gartner, Inc. (NYSE: IT and ITB) (the "Company"), the world's leading technology research and advisory firm, today announced the final results of its Dutch auction self-tender offer to purchase approximately 11.3 million shares of the Company's Class A and approximately 5.5 million Class B Common Stock, which expired at 5:00 p.m., New York City time, on July 30, 2004.

A final count by Mellon Investor Services LLC, the depositary for the offer, determined that 14,618,601 shares of Class A Common Stock and 11,805,185 shares of Class B Common Stock were properly tendered and not withdrawn. Gartner is exercising its right to purchase up to an additional 2% of its outstanding Class A shares in the Class A tender without extending the tender offer by purchasing a small number of additional shares in order to prevent proration in the Class A tender. Accordingly, Gartner has accepted for purchase 11,339,019 shares of Class A Common Stock at a purchase price of $13.30 per share, and 5,505,305 shares of Class B Common Stock at a purchase price of $12.50 per share, in accordance with the terms and conditions of the offer. The Class A shares will not be subject to proration, and the proration factor for the tender offer for the Class B shares is approximately 70.625%.The "odd lot" shares properly tendered at the $12.50 purchase price will not be subject to proration.

Any shares properly tendered and not purchased due to proration, conditional tenders or shares tendered at a price above the applicable purchase price will be returned to the tendering shareholders.

Additionally, Gartner will repurchase 9,228,938 Class A shares from Silver Lake Partners, L.P. and certain of its affiliates ("Silver Lake") at a purchase price of $13.30 per share. Gartner previously announced an agreement with Silver Lake to repurchase approximately 9.2 million Class A shares (or up to an aggregate maximum of 12.0 million Class A Shares to the extent the tender offer for the Class A shares was under-subscribed) at the clearing price established by the tender offer for Class A shares.

As a result of this tender offer, and the purchase from Silver Lake, Gartner will repurchase approximately 20% of its Class A Common Stock and 20% of its Class B Common Stock outstanding before the transactions. Based on the number of shares accepted for these purchases plus Gartner's anticipated cost of borrowing, there will be no impact on third quarter earnings. The Company reaffirms its previously issued guidance for the third quarter ending September 30, 2004 as reported in its press release dated July 23, 2004. The estimated fully diluted shares outstanding for the third quarter is 125 million shares to reflect the effect of these transactions. The Company previously issued guidance that full year 2004 results should approximate those for full year 2003. The impact of these transactions is expected to increase earnings per share by approximately $0.02 for the full year 2004.

All inquiries regarding the offer should be directed to the information agent, Georgeson Shareholder Communications, Inc., at 888-279-4024.

ABOUT GARTNER

Gartner, Inc. is the leading provider of research and analysis on the global information technology industry. Gartner serves more than 10,000 clients, including chief information officers and other senior IT executives in corporations and government agencies, as well as technology companies and the
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investment community. The Company focuses on delivering objective, in-depth analysis and actionable advice to enable clients to make more informed business and technology decisions. The Company's businesses consist of Gartner Intelligence, research and events for IT professionals; Gartner Executive Programs, membership programs and peer networking services; and Gartner Consulting, customized engagements with a specific emphasis on outsourcing and IT management. Founded in 1979, Gartner is headquartered in Stamford, Connecticut, and has more than 3,500 associates, and including more than 1,000 research analysts and consultants, in more than 75 locations worldwide. For more information, visit www.gartner.com.

SAFE HARBOR STATEMENT

This press release contains statements regarding the anticipated purchase of shares by Garter from its stockholders (including Silver Lake Partners), the impact to earnings accretion, the estimated fully diluted share count, the reaffirmation of third quarter and full year guidance, and other statements in this release other than recitation of historical facts which are forward-looking statements (as defined in the Private Securities Litigation Reform Act of 1995). Such forward-looking statements include risks and uncertainties; consequently, actual results may differ materially from those expressed or implied thereby. Factors that could cause actual results to differ materially include, but are not limited to: ability to expand or even retain the Company's customer base in light of the adverse current economic conditions; ability to grow or even sustain revenue from individual customers in light of the adverse impact of the current economic conditions on overall IT spending; the duration and severity of the current economic slowdown; ability to attract and retain professional staff of research analysts and consultants upon whom the Company is dependent; ability to achieve and effectively manage growth, particularly as the Company seeks to reduce its overall workforce; ability to achieve continued customer renewals and achieve new contract value, backlog and deferred revenue growth in light of competitive pressures; ability to integrate operations of possible acquisitions; ability to carry out the Company's strategic initiatives and manage associated costs; ability to manage the Company's strategic partnerships; rapid technological advances which may provide increased indirect competition to the Company from a variety of sources; substantial competition from existing competitors and potential new competitors; risks associated with intellectual property rights important to the Company's products and services; additional risks associated with international operations including foreign currency fluctuations; and other risks listed from time to time in the Company's reports filed with the Securities and Exchange Commission, including the Company's Annual Report on Form 10-K for the year ended December 31, 2003 and Quarterly Report on Form 10-Q for the quarter ended June 30, 2004. These filings can be found on Gartner's web site at investors.gartner.com and the SEC's Web site at www.sec.gov. Forward-looking statements included herein speak only as of the date hereof and the Company disclaims any obligation to revise or update such statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events or circumstances.

INVESTOR CONTACT:
Lisa Nadler, 203-316-3701
lisa.nadler@gartner.com

MEDIA CONTACT:
Tom Hayes, 203-316-6835
tom.hayes@gartner.com

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